Exhibit (a)(1)(E)

To the Holders of Eligible Securities:

This letter is to inform you, as holders of Unsecured Convertible Promissory Notes and Warrants to Purchase Common Stock issued in a 2011 private placement (collectively “Eligible Securities”), that we are offering to exchange your Eligible Securities for the following:

The issuance of restricted common stock for the settlement of the balance of the note (principal and accrued and unpaid interest as of: June 30, 2013) at $.50/share (the “Shares”) and the issuance of new warrants to purchase common stock (the “New Warrants”) exercisable for two years at a price of $0.25/share for the first 60 days following the close of the Offer and $0.50/share after the initial 60 days until expiration. The New Warrants will contain a call provision that may be exercised at $0.80 if the Company’s common stock trades above $0.80 for ten consecutive days. The number of New Warrants issued will equal the number of shares received under the conversion and exchange of the Eligible Note.

We are offering to exchange the Eligible Securities for the New Securities to settle the balances of the Eligible Notes and give the holders of the Eligible Securities an opportunity to purchase common stock under the New Warrants for two years. The exchange under the Offer provides an opportunity for the Company to relieve some of the outstanding debt as the Company may need to raise additional funds in the near future to fund operations.

We believe the exchange offer is mutually beneficial for the holder of the Eligible Securities and the Company.

The enclosed Offer to Exchange together with the Election to Participate, Notice of Withdrawal and forms of New Securities constitute the “Offer.” These materials provide information regarding the Offer and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Original Securities for exchange.

To participate in the Offer to Exchange, you must complete and return the enclosed Election to Participate (printed on yellow paper) prior to the expiration of the Offer, which is 11:59 P.M. (Eastern time) on July 25, 2013, unless extended by us (the “Expiration Date”). You must also return your Original Unsecured Convertible Promissory Note and Warrant (or an Affidavit of Lost Warrant and Note) to the Company for cancellation. At any time prior to the Expiration Date, you may withdraw your election to participate in the Offer to Exchange by submitting a Notice of Withdrawal to the Company, in which case your Original Securities will be returned promptly to you.

Thank you for your time in reviewing this request.

Sincerely,

/s/: Sharon Ullman
Sharon Ullman
Chief Executive Officer